


The Oconee Enterprise
Official Organ of Oconee County
The County with an Enterprising Future
WATKINSVILLE, Ga. Thursday January 28, 1960
Price Five Cents Per Copy
conee State Bank Opens Feb.
Oconee State Bank Board of Directors
New Home Completed With Excellent Facilities Offered For Customers
Next Monday, February 1, will be bank day in Oconee County.
Oconee County's first bank since the early 1930
will open its doors in Watkinsville. The Oconee State Bank providing modern efficient facilities for the public will be open for inspection and business. Bank officials and cashier G. E. Bordon will be on hand to welcome visitors and customers. Several bank officials and dignitaries from throughout the state are expected to visit the bank on Monday. Bank president C. G. Hardigree extends a friendly welcome to everyone for a visit and inspection of the bank.

Community Cornerstone | *50 Years on Main Street*

Oconee Financial Corporation

Annual Report 2010



It was 1960. *Elvis returned from military service in Germany.* Ben-Hur *won best picture. John F. Kennedy Jr. won the presidential election, and the first 50-star flag flew after the addition of Hawaii to the United States. And on Main Street in Watkinsville, Georgia, the cornerstone was laid for a community bank.*

In 50 years, a lot has changed. But Oconee State Bank has endured. The iconic cupola still rises above Main Street with its weathervane that's weathered decades of change, progress and growth. For a half century, Oconee State Bank has been the bank of friendly service. As we move forward into the next 50 years, we remind you that you can always count on us.

TABLE OF CONTENTS

LETTER TO SHAREHOLDERS



Dear Fellow Shareholders:

Throughout the year 2010, Oconee State Bank celebrated its 50th anniversary as a community bank serving Oconee, Athens-Clarke, and surrounding counties. Much has changed since the Bank opened its doors for business in Watkinsville on February 1, 1960. To commemorate this milestone in the life of our Company, the 2010 Annual Report theme is "Community Cornerstone—50 Years on Main Street." We hope that you enjoy taking a brief stroll with us down memory lane as you leaf through the pages of this year's Annual Report. The focus throughout will be on the communities we serve, how they have supported us over the past 50 years, and what we have done and continue to do to give back to the community. In the section of the 2010 Annual Report entitled "Year in Review," we detailed in words and pictures various community events and activities commemorating our 50th Anniversary year. There is also a section in the Annual Report titled "Investing in Our Community" which provides a brief history with examples where the Bank has contributed back to our communities through various events and activities in support of our customers, businesses, government, churches, civic and other charitable organizations.

We entered 2010 with a goal to continue to improve our company's performance and financial results given an environment that continued to be challenging in terms of economic conditions and regulatory changes. The U. S. economy's growth rate is significantly below its potential at this point in the recovery as we emerge from the longest, deepest recession since the 1930's. Economists tell us that severe recessions should be followed by above-average recoveries. In the first year of recovery from the two biggest post-World War II recessions (1974 and 1982), real GDP rose 6.2% and 7.7% respectively. Comparatively, economic growth during the first year of the current recovery was at 3.1%. The primary cause is the downturn of the credit cycle, where consumers are shrinking their debt and not leveraging their spending with new credit as has been the case in other recoveries. Not much can be done about housing until the market works through the excess supply of homes for sale. As a result, 2010 was a year of continued challenges in the banking industry and the broader economy.

Although we are disappointed that we did not return to profitability in 2010, the Company's earnings performance was improved over 2009 as we continued to narrow our loss by $124,714, to end the year with a net loss of $1,074,995, or 10.4% lower than the 2009 loss of $1,199,709. Net of loan loss provisions of $3,370,000 and resulting tax benefit adjustments, the Company recorded operating income of $1,342,181 in 2010.

We continue to have a strong capital base and liquidity position enabling the Bank to persevere during the economic downturn and slow recovery. At December 31, 2010, total stockholders' equity was $22,934,902. The Bank's Tier 1 Capital to average assets ratio ended the year at 8.1%, compared to 8.3% at 12/31/2009. The Bank's Total Risk-Based Capital ratio as of December 31, 2010 was 14.2%, compared to 13.5% at year-end 2009. Excess liquidity also continues to be a source of strength for the Company. Liquidity ensures that there will be sufficient funds to cover depositor withdrawals and fund loan demand. At December 31, 2010, the Bank's liquidity ratio was 20.2%, compared to the Bank's goal to maintain liquidity of 15% or more.

The Company's net interest income improved in 2010 ending the year at $8.5 million, which represented an increase of almost $1.3 million, or 17.9%, as compared to 2009. Net interest income increased as a result of a decrease in interest expense of $2.2 million, offset by a decrease in interest income of $940,926. Our net interest margin increased to 3.27% in 2010, as compared to 2.59% in 2009, as a result of the decrease in interest expense offsetting the reduction in interest income.

The Bank continued to implement strategies to control expenses in 2010. Total noninterest expense decreased by $522,027 in 2010 for a 4.9% reduction from 2009 levels. The decrease in noninterest expense was primarily attributed to a decrease of $386,250 in salaries and employee benefits expense compared to the previous year. At December 31, 2010, the Bank had 81 full-time equivalent employees compared to 87 at year-end 2009. In addition, we reduced occupancy expense by $191,881 during 2010. Reduction in these areas was offset by an increase of $56,104 in other operating expenses. The increase in other operating expenses was primarily the result of increased net expenses and write-downs on other real estate owned of $403,299 in 2010 as compared to the previous year.

As previously reported to you during the third quarter of 2009, Oconee State Bank entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist with the Federal Deposit Insurance Corporation and the Georgia Department of Banking and Finance on August 18, 2009. I am pleased to report that the Bank has maintained and is in full compliance with all the directives of the Order.

For those of you who follow the Texas ratio, which lists banks whose nonperforming assets exceed 100% of their Tier 1 Capital and Reserves, I am pleased to report that our Texas ratio as of December 31, 2010 was 84.2%, as compared to 89.1% at year-end 2009. The 4.9% improvement in this ratio was primarily the result of the Bank's ability to reduce nonperforming assets by $2.2 million during 2010.

I would like to take this opportunity to recognize three long-time employees who retired from Oconee State Bank during 2010. Peggy Hardigree retired as Personnel Manager on August 31, 2010 having served the Bank for 16 years. On December 17, 2010, Faye Seagraves retired from the Bank with 25 years of service. At the time of her retirement, Faye served as the Bank's Human Resources Officer. In addition, the Bank's Vice President & Compliance Officer Larry Mauldin retired on December 31, 2010 after nine years of service. We thank Peggy, Faye and Larry for their many valuable contributions and dedicated service to Oconee State Bank over the years and wish for each of them much happiness in their retirement.

In September, the Board of Directors and Management met to update and expand the Company's strategic plans. We entered this process with a clear purpose to confront the challenges facing the banking industry and the economic uncertainty by focusing on what we could control with a commitment to continue to improve and evolve as an even stronger Company. We have established both short- and long-term goals to achieve our objectives which include, but are not limited to: improve and strengthen asset quality; protect and rebuild equity capital; maintain adequate liquidity and core funding sources; achieve earnings growth and stability over time; and re-establish the ability to pay dividends to shareholders. Our vision and strategies look at the current and future trends shaping our business and provide a set of shared principles, priorities and actions focused on providing long-term stability and value to our stakeholders.

In 2011, we still face a number of challenges. U. S. unemployment remains stubbornly high, the housing market continues to work through its excess supply, and it will be a while before we know the full impact of financial industry legislative changes enacted in 2010. I want to thank the Board of Directors for their counsel and guidance, our customers and employees for their loyalty, our communities for their support, and our shareholders for their trust in our Company. After all is said and done, Oconee Financial Corporation and Oconee State Bank is a reflection of its stakeholders and the communities it serves. Together, we have weathered recent challenges, and now we are poised for continued improvement and a brighter financial future.

With sincere gratitude,



B. Amrey Harden
President and Chief Executive Officer
April 1, 2011

FINANCIAL SUMMARY

	Years Ended December 31, 2010	2009	Percent Change
	(Dollars in thousands, except per share data)		
For the Year			
Net income (loss)	$ (1,075)	$ (1,200)	10.4%
Cash dividends paid	-	-	0.0%
Per share:			
Net income (loss)	(1.19)	(1.33)	10.5%
Cash dividends paid	-	-	0.0%
Book value	25.49	27.43	(7.1%)
At Year End			
Total assets	279,368	285,299	(2.1%)
Investment securities	73,998	66,903	10.6%
Total Loans	162,939	179,783	(9.4%)
Reserve for loan losses	3,528	3,497	0.9%
Total Deposits	242,917	250,442	(3.0%)
Shareholders' equity	22,935	24,686	(7.1%)
No. of shares outstanding	899,815	899,815	0.0%
Full-time equivalent employees	81.0	87.0	(6.9%)
Financial Ratios			
Return on average assets (ROA)	(0.39%)	(0.39%)	0.0%
Return on average equity (ROE)	(4.30%)	(4.72%)	8.9%
Net interest margin	3.27%	2.59%	26.3%



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Oconee Financial Corporation and Subsidiary
Watkinsville, Georgia

We have audited the accompanying consolidated balance sheets of Oconee Financial Corporation and Subsidiary as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oconee Financial Corporation and Subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mauldin & Jenkins, LLC

Atlanta, Georgia
March 30, 2011

OCONEE FINANCIAL CORPORATION
Consolidated Balance Sheets
December 31, 2010 and 2009

		2010	2009
Assets			
Cash and cash equivalents, including reserve requirements of $25,000	$	29,958,828	24,736,354
Investment securities available for sale		73,997,925	66,903,283
Restricted equity securities		556,300	556,300
Loans held for sale		311,000	-
Loans, net		159,454,155	176,340,490
Premises and equipment, net		5,928,381	6,312,968
Other real estate owned		5,435,735	6,915,161
Accrued interest receivable and other assets		3,726,104	3,534,444
	$	279,368,428	285,299,000
Liabilities and Stockholders' Equity			
Deposits:			
Demand	$	27,796,070	28,957,212
Interest-bearing demand		60,008,808	55,249,265
Savings		42,491,364	37,746,943
Time		112,621,136	128,488,898
Total deposits		242,917,378	250,442,318
Securities sold under repurchase agreements		13,024,262	9,814,023
Accrued interest payable and other liabilities		491,886	357,046
Total liabilities		256,433,526	260,613,387
Stockholders' equity:			
Common stock, par value $2, authorized 1,500,000 shares, issued and outstanding 899,815 shares		1,799,630	1,799,630
Additional paid-in capital		4,243,332	4,243,332
Retained earnings		17,226,068	18,301,063
Accumulated other comprehensive income (loss)		(334,128)	341,588
Total stockholders' equity		22,934,902	24,685,613
	$	279,368,428	285,299,000

See accompanying notes to consolidated financial statements.

OCONEE FINANCIAL CORPORATION
Consolidated Statements of Operations
For the Years Ended December 31, 2010 and 2009

		2010	2009
Interest income:			
Interest and fees on loans	$	9,283,469	9,591,830
Interest on federal funds sold		-	931
Interest and dividends on securities:			
U. S. government agencies		2,207,712	2,708,371
State, county and municipal		532,426	685,629
Other		157,167	134,339
Total interest income		12,180,774	13,121,100
Interest expense:			
Interest-bearing demand deposits		237,404	462,688
Savings deposits		396,731	456,869
Time deposits		2,679,459	4,591,829
Other		330,026	368,341
Total interest expense		3,643,620	5,879,727
Net interest income		8,537,154	7,241,373
Provision for loan losses		3,370,000	2,140,000
Net interest income after provision for loan losses		5,167,154	5,101,373
Other income:			
Service charges		1,000,613	1,295,341
Gain on sale of securities		499,804	250,720
Impairment loss on restricted equity securities		-	(100,429)
Mortgage origination fee income		153,471	365,893
Income on other real estate owned		230,899	583,609
Miscellaneous		1,030,968	866,710
Total other income		2,915,755	3,261,844

See accompanying notes to consolidated financial statements.

OCONEE FINANCIAL CORPORATION
Consolidated Statements of Operations
For the Years Ended December 31, 2010 and 2009

		2010	2009
Other expenses:			
Salaries and employee benefits		4,536,494	4,922,744
Occupancy		1,159,984	1,351,865
Other operating		4,414,250	4,358,146
Total other expenses		10,110,728	10,632,755
Loss before income tax benefit		(2,027,819)	(2,269,538)
Income tax benefit		(952,824)	(1,069,829)
Net loss	$	(1,074,995)	(1,199,709)
Net loss per share	$	(1.19)	(1.33)

See accompanying notes to consolidated financial statements.

OCONEE FINANCIAL CORPORATION
Consolidated Statements of Comprehensive Income (Loss)
For the Years Ended December 31, 2010 and 2009

	2010	2009
Net loss	$ (1,074,995)	(1,199,709)
Other comprehensive income (loss), net of income taxes (benefit):		
Unrealized gains (losses) on securities available for sale:		
Holding gains (losses) arising during period, net of tax expense (benefit) of ($223,720) and $149,099	(365,638)	243,681
Reclassification adjustment for gains included in net loss, net of taxes of $189,726 and $95,173	(310,078)	(155,547)
Total other comprehensive income (loss)	(675,716)	88,134
Comprehensive loss	$ (1,750,711)	(1,111,575)

See accompanying notes to consolidated financial statements.

OCONEE FINANCIAL CORPORATION
Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2010 and 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2008	$ 1,799,630	4,243,332	19,500,772	253,454	25,797,188
Change in net unrealized gain (loss) on investment securities available for sale, net of tax	-	-	-	88,134	88,134
Net loss	-	-	(1,199,709)	-	(1,199,709)
Balance, December 31, 2009	1,799,630	4,243,332	18,301,063	341,588	24,685,613
Change in net unrealized gain (loss) on investment securities available for sale, net of tax	-	-	-	(675,716)	(675,716)
Net loss	-	-	(1,074,995)	-	(1,074,995)
Balance, December 31, 2010	$ 1,799,630	4,243,332	17,226,068	(334,128)	22,934,902

See accompanying notes to consolidated financial statements.

OCONEE FINANCIAL CORPORATION
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2010 and 2009

		2010	2009
Cash flows from operating activities:			
Net loss	$	(1,074,995)	(1,199,709)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation, amortization and accretion		545,691	615,582
Provision for loan losses		3,370,000	2,140,000
Provision for deferred taxes		1,048,687	94,357
Gains on sale of investment securities, net		(499,804)	(250,720)
Impairment loss on restricted equity securities		-	100,429
Loss on sale and disposal of fixed assets		355	3,660
Loss on other real estate		1,207,613	1,006,706
Change in:			
Accrued interest receivable and other assets		(826,902)	1,996,442
Accrued interest payable and other liabilities		134,840	(509,891)
Mortgage loans originated and held for sale		(311,000)	1,638,561
Net cash provided by operating activities		3,594,485	5,635,417
Cash flows from investing activities:			
Purchase of investment securities available for sale		(92,853,253)	(143,936,574)
Proceeds from calls and maturities of investment securities available for sale		68,352,216	144,251,462
Proceeds from sales of investment securities available for sale		16,759,008	12,937,169
Redemption of restricted equity securities		-	22,500
Net change in loans		12,208,266	6,177,128
Purchases of premises and equipment		(103,429)	(29,309)
Proceeds from sales of other real estate		1,899,607	851,152
Capital improvements on other real estate		(319,725)	-
Net cash provided by investing activities		5,942,690	20,273,528

See accompanying notes to consolidated financial statements.

OCONEE FINANCIAL CORPORATION
Consolidated Statements of Cash Flows, continued
For the Years Ended December 31, 2010 and 2009

		2010	2009
Cash flows from financing activities:			
Net change in deposits		(7,524,940)	(24,595,834)
Net change in securities sold under repurchase agreements		3,210,239	3,360,751
Net cash used by financing activities		(4,314,701)	(21,235,083)
Net increase in cash and cash equivalents		5,222,474	4,673,862
Cash and cash equivalents at beginning of year		24,736,354	20,062,492
Cash and cash equivalents at end of year	$	29,958,828	24,736,354
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$	3,798,664	6,049,373
Income taxes	$	100,790	2,623,240
Noncash investing and financing activities:			
Change in net unrealized gain on investment securities available for sale, net of tax	$	(675,716)	88,134
Transfer of loans to other real estate	$	3,253,176	7,177,958
Transfer of other real estate to loans	$	(1,945,106)	(278,431)

See accompanying notes to consolidated financial statements.

OCONEE FINANCIAL CORPORATION
Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Organization

Oconee Financial Corporation ("OFC") received regulatory approval to operate as a bank holding company on October 13, 1998, and began operations effective January 1, 1999. OFC is primarily regulated by the Federal Reserve Bank, and serves as the one-bank holding company for Oconee State Bank.

Oconee State Bank (the "Bank") commenced business in 1960 upon receipt of its banking charter from the Georgia Department of Banking and Finance (the "DBF"). The Bank is primarily regulated by the DBF and the Federal Deposit Insurance Corporation and undergoes periodic examinations by these regulatory agencies. The Bank provides a full range of commercial and consumer banking services primarily in Oconee and Clarke counties in Georgia.

On September 17, 2008, Putters, Inc. was incorporated as a 100% owned subsidiary of the Bank. Putters, Inc. was formed as a real estate holding company for a residential subdivision that was foreclosed on by the bank subsequent to the incorporation of Putters, Inc. On May 28, 2009, Putters, Inc.'s name was changed to Real Estate Holdings Georgia, Inc. The subsidiary continues to be used as a real estate holding company to hold residential real estate on which the bank has foreclosed.

On December 18, 2008, Motel Holdings Georgia, Inc. was incorporated as a 100% owned subsidiary of the Bank. Motel Holdings Georgia, Inc. was formed as a real estate holding company for a motel that was foreclosed on by the bank in January 2009. The motel was an operating motel managed by an independent third party. The motel was sold in May 2010. The operations of the motel are included in our statements of operations from the date of foreclosure until the date of the sale. The subsidiary is now inactive.

Principles of Consolidation

The consolidated financial statements include the financial statements of Oconee Financial Corporation and its wholly owned subsidiary, Oconee State Bank and the subsidiaries of the Bank (collectively called the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting principles followed by the Company, and the methods of applying these principles, conform with accounting principles generally accepted in the United States of America ("GAAP") and with general practices in the banking industry. In preparing the financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from these estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for loan losses, deferred taxes, fair value of financial instruments, other than temporary impairment on securities, and valuation of real estate acquired in connection with or in lieu of foreclosure on loans.

(1) Summary of Significant Accounting Policies, continued

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks. Included in cash and due from banks is interest-bearing deposits at other banks of $26,609,413 and $20,675,256 at December 31, 2010 and 2009, respectively.

Investment Securities

The Company classifies its securities in one of two categories: available for sale, or held to maturity. Held to maturity securities are those securities for which the Company has the ability and intent to hold the security until maturity. All other securities not included in held to maturity are classified as available for sale.

Available for sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from operations and are reported as a separate component of stockholders' equity until realized. The Company recognizes other than temporary impairment (OTTI) loss in earnings only when the Company (1) intends to sell the debt security; (2) determines that it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis or (3) does not expect to recover the entire amortized cost basis of the security. In all other situations, only the portion of the OTTI losses representing the credit loss is recognized in earnings, with the remaining portion being recognized in other comprehensive income (loss), net of deferred taxes.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available for sale are included in earnings on the trade date and are derived using the specific identification method for determining the cost of securities sold.

Other Investments

Other investments include other equity securities. No ready market exists for these securities and there is no quoted fair value. These investment securities are carried at cost. Management reviews for impairment based on the ultimate recoverability of the cost basis in these stocks.

Loans Held for Sale

Loans held for sale are carried at the lower of cost or market value. At December 31, 2010, the carrying amount of mortgage loans held for sale approximates the market value. Loans held for sale consist of mortgage loans which have commitments to be sold to third party investors upon closing.

Loans and Allowance for Loan Losses

Loans are stated at the principal amount outstanding, less net deferred origination fees or costs and the allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The Bank analyzes its direct costs associated with the

(1) Summary of Significant Accounting Policies, continued

origination of different types of loans. Any fees collected that are greater than the costs calculated by the bank are recognized as income over the life of the loan as opposed to at the time of origination.

Impaired loans are measured for impairment based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when, based on current information and events, it is probable that all principal and interest due according to the contractual terms of the loan will not be collected. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.

Accrual of interest is discontinued on a loan when management believes, after considering economic conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Interest previously accrued but not collected is reversed against current period earnings and interest is recognized on a cash basis when such loans are placed on non-accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Past due status is based on the contractual terms of the loan.

The allowance for loan losses is established through a provision for loan losses charged to earnings. Loans are charged against the allowance for loan losses when management believes the uncollectibility of the principal is confirmed. The allowance represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality and review of specific problem loans. The allowance consists of specific, general and unallocated components. The specific component relates to loans that are identified as impaired. All loans greater than $500,000 are evaluated individually for impairment, while all other loans considered impaired are evaluated as a pool. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. Management uses an external loan review program to challenge and corroborate the internal grading system and provide additional analysis in determining the adequacy of the allowance and provisions for estimated loan losses.

OCONEE FINANCIAL CORPORATION
Notes to Consolidated Financial Statements, continued

(1) Summary of Significant Accounting Policies, continued

The following portfolio segments have been identified: Commercial, financial and agricultural, Real estate – mortgage, Real estate – commercial construction, and Consumer Loans. The risk characteristics of each of the identified portfolio segments are as follows:

Commercial, financial and agricultural - Borrowers may be subject to industry conditions including decreases in product demand; increasing material or other production costs that cannot be immediately recaptured in the sales or distribution cycle; interest rate increases that could have an adverse impact on profitability; non-payment of credit that has been extended under normal vendor terms for goods sold or services extended; interruption related to the importing or exporting of production materials or sold products.

Real Estate - Mortgage - Subject to adverse employment conditions in the local economy leading to increased default rate; decreased market values from oversupply in a geographic area; impact to borrowers' ability to maintain payments in the event of incremental rate increases on adjustable rate mortgages.

Real Estate – Commercial Construction - Subject to adverse various market conditions that cause a decrease in market value or lot sales volumes; the potential for environmental impairment from events occurring on subject or neighboring properties; obsolescence in location or function.

Consumer Loans - Subject to adverse employment conditions in the local economy which may lead to higher default rates; decreases in the value of underlying collateral.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on judgments different than those of management.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter period of the useful life of the asset or the lease term. When assets are retired or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in operations for the period. The cost of maintenance and repairs which do not improve or extend the useful life of the respective asset is charged to earnings as incurred, whereas significant improvements are capitalized. The range of estimated useful lives for premises and equipment are generally as follows:

Buildings and improvements	5 - 40 years
Furniture and equipment	3 - 10 years

(1) Summary of Significant Accounting Policies, continued

Other Real Estate

Properties acquired through foreclosure are carried at the lower of cost or fair value less estimated costs to dispose. Accounting guidance defines fair value as the amount that is expected to be received in a current sale between a willing buyer and seller other than in a forced or liquidation sale. Fair values at foreclosure are based on appraisals. Losses arising from the acquisition of foreclosed properties are charged against the allowance for loan losses. Subsequent write-downs are provided by a charge to operations through the allowance for losses on other real estate in the period in which the need arises.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company - put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements are treated as financing activities, and are carried at the amounts at which the securities will be repurchased as specified in the respective agreements.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such assets is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

(1) Summary of Significant Accounting Policies, continued

On January 1, 2009, the Company adopted the recent accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

Mortgage Banking Income
Mortgage origination fee income represents net gains from the sale of mortgage loans and fees received from borrowers related to the Bank's origination of single-family residential mortgage loans.

Loss Per Share
Loss per common share is based on the weighted average number of common shares outstanding during the year while the effects of potential common shares outstanding during the period are included in diluted earnings per share. The Company had no potential common share equivalents outstanding during 2010 and 2009. For each of those years, loss per share is calculated using the weighted average shares outstanding during the years of 899,815.

Comprehensive Loss
Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net loss. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net loss, are components of comprehensive loss.

Recent Accounting Pronouncements
Effective January 1, 2010, the Company adopted new accounting guidance related to U.S. GAAP (FASB Statement No. 166) which modifies certain guidance contained in the *Transfers and Servicing* topic of FASB ASC (FASB ASC 860). This standard eliminates the concept of qualifying special purpose entities, providing guidance as to when a portion of a transferred financial asset can be evaluated for sale accounting, provides additional guidance with regard to accounting for transfers of financial assets, and requires additional disclosures. This guidance was effective for the Company as of December 31, 2010 and has not impacted the Company's results of operations, financial position, or disclosures.

In July 2010, the Financial Accounting Standards Board (FASB) issued 2010-20 Accounting Standards Update (ASU) No. 2010-20, *Receivables (Topic 310): Disclosures about the Credit Quality of Financial Receivables and the Allowance for Credit Losses*. This ASU amends the guidance in the FASB *Accounting Standards Codification* (Codification) to improve the disclosures that an entity provides about the credit quality of its

(1) Summary of Significant Accounting Policies, continued

financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate, by portfolio segment or class of financing receivable, certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. ASU 2010-18 has significantly increased the disclosures related to loans and the allowance for loan losses.

In January 2011, the FASB issued Accounting Standards Update No. 2011-01, *Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20* ("ASU No. 2011-01"). ASU No. 2011-01 temporarily delays the effective date of the disclosures surrounding troubled debt restructurings in Update 2010-20 for public companies. The FASB is deliberating on what constitutes a troubled debt restructuring and will coordinate that guidance with the effective date of the new disclosures, which is anticipated to be effective for interim and annual periods ending after June 15, 2011. It is not expected to have a material impact on the Company's results of operations, financial position, or disclosures.

(2) Regulatory Matters and Management's Plan of Action

Overall Summary of Results

The Company has incurred net losses from operations of $1.1 million and $1.2 million for the two years ended December 31, 2010 and 2009. During the same periods the Company has reported net cash provided by operations of $3.6 million and $5.6 million. During 2010 and 2009, management made strategic moves to address concerns raised by regulators including shrinking the Bank's total assets and loans, as both have a direct impact on regulatory capital ratios. At December 31, 2010 and 2009, the Bank meets the required levels of capital to be considered well capitalized under regulatory guidelines, however due to the regulatory order discussed below the Bank is considered adequately capitalized.

Regulatory Oversight

As reported to shareholders during the third quarter of 2009, the Bank entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist (the "Consent Agreement") with the Federal Deposit Insurance Corporation (the "FDIC") and the Georgia Department of Banking and Finance (the "DBF"), whereby the Bank consented to the issuance of an Order to Cease and Desist (the "Order"). Among other things, the Order provides that, unless otherwise agreed by the FDIC and DBF:

- the Bank must have and maintain a Tier 1 (Leverage) Capital ratio of not less than 8% and a Total Risk-based Capital ratio of at least 10%;
- the Bank must formulate a written plan to reduce the Bank's adversely classified assets in accordance with a defined asset reduction schedule;

(2) Regulatory Matters and Management's Plan of Action, continued

- the Bank may not pay a cash dividend to Oconee Financial Corporation;
- the Bank must revise its budget and include formal goals and strategies to improve the Bank's net interest margin, increase interest income, reduce discretionary expenses and improve and sustain earnings of the Bank;
- the Board of Directors of the Bank must review the adequacy of the allowance for loan and lease losses (the "ALLL") and establish a comprehensive policy for determining the adequacy of the ALLL;
- the Bank may not accept, renew or rollover brokered deposits without obtaining a brokered deposit waiver from the FDIC.

As of December 31, 2010 and 2009, the Bank was in compliance with all directives of the Order. Compliance with the consent order is monitored by a committee made up of members of the Board of Directors of the Company. Failure to comply with the Order could result in further regulatory action and oversight.

Capital Adequacy

As of December 31, 2010, the Bank was considered "adequately capitalized" as defined by federal capital regulations. Regulatory capital is a measure of a financial institution's soundness. Note 13, Regulatory Matters, presents and discusses more fully the Bank's capital levels.

Asset Quality

The losses reported in 2010 and 2009 are primarily the result of significant provisions for loan losses, additional expenses related to foreclosed assets, reductions in interest income related to the increase in non-performing loans and an interest margin which has been impacted by the lowest interest rates in decades. The provision for loan losses for the years ended December 31, 2010 and 2009 were $3.4 million and $2.1 million, respectively. As of December 31, 2010 impaired loans were down $1.1 million, and net charge-offs were up $482,000 compared to the year ended December 31, 2009, while other real estate owned decreased by $1.5 million. Impaired loans and foreclosed assets could likely impact future earnings through additional write-downs if the real estate market continues to decline as it has in 2009 and 2010. Management continually evaluates these assets and recognizes losses as confirmed.

Liquidity

The Bank actively manages and monitors liquidity on a weekly basis. At December 31, 2010 the Bank's liquidity ratio was 20.2% which is adequate based on the Bank's policy and acceptable by the regulators

(2) Regulatory Matters and Management's Plan of Action, continued

considering the lack of brokered deposits held by the Bank. The Bank has been able to maintain a stable deposit base throughout 2010 and 2009, and management anticipates this to continue in 2011. The FDIC's changes to increase the amount of deposit insurance to $250,000 per deposit relationship and to provide unlimited deposit insurance for certain transaction accounts under the Temporary Liquidity Guarantee Program ("TLGP") have contributed to the Bank's stable deposit base.

As noted above, the Bank is in full compliance with the Order at December 31, 2010, and is actively working to maintain compliance with the order and returning to profitable operations. However, if operating losses were to continue to occur, these events could have a material and adverse effect on the Company's results of operations and financial position.

(3) Investment Securities

Investment securities available for sale at December 31, 2010 and 2009 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
December 31, 2010:				
Debt securities:				
U.S. Government-sponsored enterprises (GSEs)*	$ 27,857,120	$ 49,346	$ (605,172)	$ 27,301,294
Corporate	1,614,815	-	(122,112)	1,492,703
Mortgage-backed:				
GSE residential	33,097,012	714,320	(251,407)	33,559,925
State, county, municipal	11,967,547	95,890	(419,434)	11,644,003
Total debt securities	$ 74,536,494	$ 859,556	$ (1,398,125)	$ 73,997,925

OCONEE FINANCIAL CORPORATION
Notes to Consolidated Financial Statements, continued

(3) Investment Securities, continued

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
December 31, 2009:				
Debt securities:				
U.S. Government-sponsored enterprises (GSEs)*	$ 28,989,082	$ 191,702	$ (226,629)	$ 28,954,155
Corporate	1,617,611	-	(133,300)	1,484,311
Mortgage-backed:				
GSE residential	24,522,979	800,214	(12,795)	25,310,398
State, county, municipal	11,223,018	124,977	(193,576)	11,154,419
Total debt securities	$ 66,352,690	$ 1,116,893	$ (566,300)	$ 66,903,283

* Such as Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, and Federal Home Loan Banks.

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2010 and 2009 are summarized as follows:

	Less Than Twelve Months		Over Twelve Months		
Available for Sale Securities	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Total Unrealized Losses
December 31, 2010:					
Debt securities					
GSEs	$ 605,172	$ 21,031,416	$ -	$ -	$ 605,172
Corporate bonds	29,112	585,703	93,000	907,000	122,112
Mortgage-backed securities:					
GSE residential	251,407	18,506,462	-	-	251,407
State, county, municipal	276,853	5,231,891	142,581	1,096,329	419,434
Total debt securities	$ 1,162,544	$ 45,355,472	$ 235,581	$ 2,003,329	$ 1,398,125

OCONEE FINANCIAL CORPORATION
Notes to Consolidated Financial Statements, continued

(3) Investment Securities, continued

Available for Sale Securities	Less Than Twelve Months		Over Twelve Months		
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Total Unrealized Losses
December 31, 2009:					
Debt securities					
GSEs	$ 226,629	$ 16,378,577	$ -	$ -	$ 226,629
Corporate bonds	-	-	133,300	1,484,311	133,300
Mortgage-backed securities:					
GSE residential	39,291	5,861,084	-	-	39,291
State, county, municipal	71,729	2,117,963	95,351	1,178,181	167,080
Total debt securities	$ 337,649	$ 24,357,624	$ 228,651	$ 2,662,492	$ 566,300

The amortized cost and fair value of investment securities available for sale at December 31, 2010, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due within one year	$ -	-
Due from one to five years	1,315,140	1,222,608
Due from five to ten years	18,867,608	18,515,394
Due after ten years	21,256,734	20,699,998
Mortgage-backed securities	33,097,012	33,559,925
	$ 74,536,494	73,997,925

(3) Investment Securities, continued

The proceeds from the sales and gross gains and gross losses realized by the Company from sales of investment securities for the years ended December 31, 2010 and 2009 were as follows:

		2010	2009
Proceeds from sales	$	16,664,008	12,937,169
Gross gains realized	$	499,804	250,720
Gross losses realized		-	-
Net gain realized	$	499,804	250,720

Securities with a carrying value of approximately $54,838,000 and $50,976,000 at December 31, 2010 and 2009, respectively, were pledged to secure public deposits and for other purposes as required by law.

During the second quarter of 2009, the Company recorded an other than temporary impairment charge of $100,429 on its investment in Silverton Financial Services, Inc. restricted equity securities. The value of these securities was determined to be totally impaired after Silverton Bank was placed in receivership in May 2009.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation.

The unrealized losses on these debt securities in a continuous loss position for twelve months or more as of December 31, 2010 and 2009 are considered to be temporary because they arose due to changing interest rates and the repayment sources of principal and interest are government backed or are securities of investment grade issuers. Included in the table above as of December 31, 2010 were 15 out of 28 securities issued by state and political subdivisions that contained unrealized losses, 25 of 31 securities issued by government sponsored agencies, 14 of 38 mortgage-backed securities, and 2 of 2 corporate bonds that contained unrealized losses. The total aggregate depreciation from their cost basis at December 31, 2010 and 2009 was 2.9% and 2.1%, respectively.

GSE debt securities. The unrealized losses on the twenty-five investments in GSEs were caused by interest rate increases. Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases,

(3) Investment Securities, continued

which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2010.

Corporate bonds. The Company's unrealized losses on investments in two corporate bonds relates to investments in companies within the financial services sector. The unrealized losses are primarily caused by recent decreases in profitability and profit forecasts by industry analysts. The Company currently does not believe it is probable that it will be unable to collect all amounts due according to the contractual terms of the investments. Because the Company does not intend to sell the investment and it is not more likely than not that the Company will be required to sell the investments before recovery of its par value, which may be maturity, it does not consider these investments to be other-than-temporarily impaired at December 31, 2010.

GSE residential mortgage-backed securities. The unrealized losses on the Company's investment in fourteen GSE mortgage-backed securities were caused by interest rate increases. The contractual cash flows of those investments are guaranteed by an agency of the U.S. Government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost bases of the Company's investments. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2010.

State, county and municipal securities. The unrealized losses on the Company's investment in fifteen state and municipal securities are primarily caused by securities no longer being insured and/or ratings being withdrawn given the current economic environment, as well as changes in interest rates. Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2010.

Restricted equity securities consist of the following:

	December 31,	
	2010	2009
Federal Home Loan Bank Stock	$ 556,300	556,300

(4) Loans

Major classifications of loans at December 31, 2010 and 2009 are summarized as follows:

	2010	2009
Commercial, financial and agricultural	$ 25,198,562	$ 28,392,933
Real estate – mortgage	115,667,560	114,252,957
Real estate – commercial construction	16,334,644	29,567,486
Real estate – consumer construction	-	801,464
Consumer	5,738,297	6,768,441
Total loans	162,939,063	179,783,281
Deferred fees and costs, net	42,659	54,501
Less allowance for loan losses	(3,527,567)	(3,497,292)
Net loans	$ 159,454,155	$ 176,340,490

The Bank grants loans and extensions of credit primarily to individuals and a variety of firms and corporations located in certain Georgia counties, primarily Oconee and Clarke counties. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market in the Bank's primary market area. Included in loans above are $29,108,310 of interest only loans at December 31, 2010. These loans present greater risk to the Company, especially considering the continued decline in real estate values.

Changes in the allowance for loan losses were as follows:

	Years Ended December 31,	
	2010	2009
Balance at beginning of year	$ 3,497,292	$ 4,215,262
Provision for loan losses	3,370,000	2,140,000
Amounts charged off	(3,382,785)	(2,943,798)
Recoveries on amounts previously charged off	43,060	85,828
Balance at end of year	$ 3,527,567	$ 3,497,292

(4) Loans, continued

The following table presents the activity in the allowance for loan losses by portfolio segment as of December 31, 2010:

	Commercial, financial and agricultural	Real estate - mortgage	Real estate - commercial construction	Consumer
Balance at beginning of year	$ 972,410	$ 1,100,589	$ 1,282,977	$ 141,316
Provision for loan losses	303,707	(1,354)	3,141,635	(73,988)
Amounts charged off	(189,784)	(160,784)	(2,996,358)	(35,859)
Recoveries on amounts previously charged off	8,682	6,198	-	28,180
Balance at end of year	$ 1,095,015	$ 944,649	$ 1,428,254	$ 59,649

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment based on impairment method as of December 31, 2010:

	Commercial, financial and agricultural	Real estate - mortgage	Real estate - commercial construction	Consumer
Allowance for loan losses:				
Ending balance attributable to loans:				
Individually evaluated for impairment	$ 149,604	$ -	$ 1,172,987	$ -
Collectively evaluated for impairment	53,911	451,364	-	21,734
Total ending allowance balance	$ 203,515	$ 451,364	$ 1,172,987	$ 21,734

(4) Loans, continued

Loans:

Individually evaluated for impairment	$ 583,093	$ 1,670,256	$ 12,492,132	$ -
Collectively evaluated for impairment	187,713	1,571,600	-	75,675
Total ending loan balance	$ 770,806	$ 3,241,856	$ 12,492,132	$ 75,675

Impaired loans at December 31, 2010 and 2009 were as follows:

	2010	2009
Year-end loans with no allocated allowance for loan losses	$ 4,503,896	7,199,192
Year-end loans with allocated allowance for loan losses	12,076,573	10,474,452
Total	$ 16,580,469	17,673,644
Amount of the allowance for loan losses allocated	$ 1,849,600	1,142,821
Average of individually impaired loans during year	$ 15,960,463	25,558,000

The Bank recognized interest income on the cash basis for loans that were impaired during the years ended December 31, 2010 and 2009 of $95,000 and $24,000, respectively.

The following table presents loans individually evaluated for impairment by portfolio segment as of December 31, 2010:

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With no related allowance recorded:			
Commercial, financial and agricultural	77,539	77,539	-
Real estate – mortgage	1,670,256	1,670,256	-
Real estate – commercial construction	2,730,055	2,533,712	-
Consumer	-	-	-

(4) Loans, continued

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With an allowance recorded:			
Commercial, financial and agricultural	693,267	693,267	203,515
Real estate – mortgage	1,571,600	1,571,600	451,364
Real estate – commercial construction	13,715,472	9,958,420	1,172,987
Consumer	75,675	75,675	21,734

This valuation allowance is included in the allowance for loan losses on the statements of condition.

The qualitative factors are determined based on the various risk characteristics of each loan class. Relevant risk characteristics are as follows:

Commercial, financial and agricultural loans – Loans in this class are made to businesses. Generally these loans are secured by assets of the business and repayment is expected from the cash flows of the business. A weakened economy, and resultant decreased consumer and/or business spending will have an effect on the credit quality in this loan class.

Real Estate – Mortgage loans – Loans in this class include loans secured by residential real estate, both owner-occupied and rental residences, income-producing investment properties and owner-occupied real estate used for business purposes. The underlying properties are generally located largely in our primary market area. Residential real estate loans are made based on the appraised value of the underlying collateral, in addition to the borrower's ability to service the debt. Adverse economic conditions may impact the borrower's financial status and thus affect their ability to repay the debt. In addition, the value of the collateral may be adversely affected by declining real estate values. The cash flows of the income producing investment properties are adversely impacted by a downturn in the economy as evidenced by increased vacancy rates, which in turn, will have an effect on credit quality. In the case of owner-occupied real estate used for business purposes, a weakened economy and resultant decreased consumer and/or business spending will have an adverse effect on credit quality.

Real Estate – Commercial Construction loans – Loans in this class primarily include land loans to local contractors and developers for developing the land for sale or for the purpose of making improvements thereon. Repayment is derived from sale of the lots/ units including any pre-sold units. Credit risk is affected by market conditions, time to sell at an adequate price and cost overruns. Credit risk is affected by construction delays, cost overruns, and market conditions.

(4) Loans, continued

Consumer loans – Loans in this class may be either secured or unsecured and repayment is dependent on the credit quality of the individual borrower and, if applicable, sale of the collateral securing the loan (such as automobile, mobile home, etc.). Therefore the overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this loan class.

Nonaccrual loans and loans past due 90 days still on accrual at December 31, 2010 and 2009 are as follows:

	2010	2009
Loans past due 90 days still on accrual	$ 680,992	$ -
Nonaccrual Loans	$ 16,358,081	$ 17,705,519

The following table presents the aging of the recorded investment in past due loans as of December 31, 2010 by portfolio segment:

	30-89 Days Past Due	Accruing Greater than 90 Days Past Due	Accruing Total Past Due	Nonaccrual	Loans Not Past Due
Commercial, financial and agricultural	$ 438,651	$ -	$ 438,651	$ 2,268,453	$ 22,491,458
Real estate – mortgage	1,367,916	680,992	2,048,908	1,521,822	112,096,830
Real estate – commercial construction	-	-	-	12,492,131	3,842,513
Consumer	63,661	-	63,661	75,675	5,598,961
Total	$ 1,870,228	$ 680,992	$ 2,551,220	$ 16,358,081	$ 144,029,762

Troubled Debt Restructurings:

At December 31, 2010 and 2009, the Company identified $4,574,602 and $0, respectively as loans whose terms have been modified in troubled debt restructurings. Of this total at December 31, 2010, $222,388 was performing according to the modified terms, while $4,352,214 was non-performing. The Company has allocated $267,544 and $0 of specific reserves to customers whose loan terms have been modified in troubled debt restructurings as of December 31, 2010 and 2009, respectively. The Company has committed to lend no additional funds to customers with outstanding loans that are classified as troubled debt restructurings.

(4) Loans, continued

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. All loans are analyzed at origination and assigned a risk category. In addition, on an annual basis, management performs an analysis on loans with an outstanding balance greater than $1,000,000 and non-homogeneous loans, such as commercial and commercial real estate loans. The Company uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed as part of the above described process are considered to be pass rated loans.

As of December 31, 2010, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	Pass	Special Mention	Substandard	Doubtful
Commercial, financial and agricultural	$ 23,831,124	$ 157,336	$ 1,210,102	$ -
Real estate – mortgage	89,717,573	12,435,730	13,514,257	-
Real estate – commercial construction	-	1,992,743	15,127,039	-
Consumer	5,495,391	85,524	157,382	-
Total	$ 118,258,950	$ 14,671,333	$ 30,008,780	$ -

(4) Loans, continued

Changes in the allowance for loan losses were as follows:

	Years Ended December 31,	
	2010	2009
Balance at beginning of year	$ 3,497,292	4,215,262
Provision for loan losses	3,370,000	2,140,000
Amounts charged off	(3,382,785)	(2,943,798)
Recoveries on amounts previously charged off	43,060	85,828
Balance at end of year	$ 3,527,567	3,497,292

(5) Premises and Equipment

Major classifications of premises and equipment are summarized as follows:

	December 31,	
	2010	2009
Land	$ 1,354,181	1,354,181
Buildings and improvements	6,036,065	5,947,419
Furniture and equipment	5,865,893	5,879,896
Leasehold improvements	115,673	115,673
	13,371,812	13,297,169
Less accumulated depreciation	7,443,431	6,984,201
	$ 5,928,381	6,312,968

Depreciation expense was $487,661 and $616,571 for the years ended December 31, 2010 and 2009, respectively.

(5) Premises and Equipment, continued

Future minimum lease payments under current operating leases pertaining to banking premises at December 31, 2010, are as follows:

Years Ending December 31,		
2011	$	138,262
2012		140,874
2013		142,699
2014		144,560
2015		100,969
Thereafter		107,115
Total minimum lease payments	$	774,479

Total rental expense for the years ended December 31, 2010 and 2009 was $156,557 and $162,336, respectively.

(6) Other Real Estate

A summary of foreclosed assets are presented as follows:

	Years Ended December 31,	
	2010	2009
Balance, beginning of year	$ 6,915,161	$ 1,781,905
Additions	3,253,175	7,177,958
Disposals	(1,899,607)	(851,152)
Charge-offs	(1,161,124)	(971,839)
Internally financed sales	(1,945,106)	(278,431)
Capitalized expenses	319,725	91,587
Gain (loss) on sale	(46,489)	(34,867)
Balance, end of year	$ 5,435,735	$ 6,915,161

As of December 31, 2010 and 2009 deferred gains on sales of foreclosed real estate of $0 and $40,000 are included in the balance sheet as a reduction of loans.

(6) Other Real Estate, continued

Expenses applicable to foreclosed assets include the following:

	Years Ended December 31,	
	2010	2009
Net loss (gain) on sales and write-downs of real estate	$ 1,207,150	(34,867)
Provision for losses	-	-
Operating expenses, net of rental income	227,957	229,681
	$ 1,435,107	$ 194,814

(7) Deposits

The aggregate amounts of certificates of deposit, each with a minimum denomination of $100,000, were approximately $49,794,000 and $52,535,000 at December 31, 2010 and 2009, respectively. The Company had brokered time deposits at December 31, 2010 and 2009 of $0 and $9,397,000, respectively.

At December 31, 2010, the scheduled maturities of certificates of deposits are as follows:

2011	$ 74,402,216
2012	22,231,626
2013	2,583,942
2014	2,112,752
2015	11,290,600
	$ 112,621,136

At December 31, 2010, the Bank had concentrations of deposits of approximately $18,087,000 and $12,214,000 with two customers. These deposits are with a customer that has been a customer of the Bank for several years and is expected to remain with the Bank for the foreseeable future.

(8) Income Taxes

The components of income tax benefit in the statements of operations are as follows:

		2010	2009
Current benefit	$	95,863	(975,472)
Deferred		(1,048,687)	(94,357)
Total income tax benefit	$	(952,824)	(1,069,829)

The differences between income tax benefit and the amount computed by applying the statutory federal income tax rate to losses before income benefit are as follows:

		2010	2009
Pretax loss at statutory rates	$	(689,458)	(771,643)
Add (deduct):			
Tax exempt interest income		(181,566)	(234,021)
Non-deductible interest expense		9,974	20,389
State taxes, net of federal effect		(149,963)	(197,018)
Other		58,189	112,464
	$	(952,824)	(1,069,829)

The following summarizes the sources and expected tax consequences of future taxable deductions (income) which comprise the net deferred tax asset. The net deferred tax asset is a component of other assets at December 31, 2010 and 2009.

		2010	2009
Deferred income tax assets:			
Allowance for loan losses	$	666,158	769,403
Other real estate		521,717	224,045
Net operating losses		887,139	181,137
Unrealized gains on investment securities available for sale		204,441	-
Other		105,652	2,993
Total gross deferred income tax assets		2,385,107	1,177,578
Deferred income tax liabilities:			
Unrealized gains on investment securities available for sale		-	(209,005)
Premises and equipment		(307,976)	(353,575)
Total gross deferred income tax liabilities		(307,976)	(562,580)
Net deferred income tax asset	$	2,077,131	614,998

(8) Income Taxes, continued

The Company incurred a net operating loss for Federal income tax purposes for 2010 of approximately $1,826,000, which is available to be carried forward to future years and, if not used, will expire in 2030. The Company incurred a net operating loss for Georgia income tax purposes for 2010 of approximately $2,500,000, and this Georgia net operating loss is available to be carried forward to future years and, if not used, will expire in 2030.

The Company incurred a net operating loss for Georgia income tax purposes for 2009 of approximately $3,050,000. This Georgia net operating loss is available to be carried forward to future years and, if not used, will expire in 2029.

(9) Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Securities sold under repurchase agreements at December 31, 2010 and 2009 were $13,024,262 and $9,814,023, respectively.

(10) Related Party Transactions

The Company conducts transactions with directors and executive officers, including companies in which they have beneficial interests, in the normal course of business. It is the policy of the Company that loan transactions with directors and officers are made on substantially the same terms as those prevailing at the time made for comparable loans to other persons. The following is a summary of activity for related party loans:

		December 31,	
		2010	2009
Beginning balance	$	4,068,016	6,958,101
New loans		451,168	2,747,985
Repayments		(604,412)	(1,178,978)
Change in related parties		-	(4,459,092)
Ending balance	$	3,914,772	4,068,016

Deposits from related parties totaled approximately $6,063,000 and $5,794,000 as of December 31, 2010 and 2009, respectively.

(11) Commitments and Contingencies

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. In most cases, the Company does require collateral or other security to support financial instruments with credit risk.

		Contractual Amount	
		2010	2009
		(in thousands)	
Financial instruments whose contract amounts represent credit risk:			
Commitments to extend credit	$	22,412	27,410
Standby letters of credit	$	506	570

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation. Collateral held varies but may include unimproved and improved real estate, certificates of deposit, or personal property.

Standby letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to businesses in the Company's delineated trade area. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds real estate, equipment, automobiles and customer deposits as collateral supporting those commitments for which collateral is deemed necessary.

The Company had $5,000,000 available for the purchase of overnight federal funds from two correspondent financial institutions as of December 31, 2010 and 2009.

(11) Commitments and Contingencies, continued

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company's financial statements.

(12) Profit Sharing Plan

The Company has a contributory profit sharing plan which is available to substantially all employees subject to certain age and service requirements. Contributions to the plan are determined annually by the Board of Directors. The total contributions by the Company for 2010 and 2009 were $0 and $71,764, respectively. The Board of Directors suspended this plan indefinitely effective July 1, 2009.

(13) Regulatory Matters

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets (all as defined). Management believes, as of December 31, 2010 and 2009, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2010, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following tables and also must not be subject to any written agreement, order, capital directive, or prompt corrective action directive issued by federal banking regulators.

OCONEE FINANCIAL CORPORATION
Notes to Consolidated Financial Statements, continued

(13) Regulatory Matters, continued

The capital ratios for the Company are essentially the same as those of the Bank. Therefore, only the Bank's capital ratios are presented in the following table (dollars in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2010:						
Total Capital (to Risk-Weighted Assets)	$ 25,443	14.2%	$ 14,335	8.0%	$ 17,919	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 23,187	12.9%	$ 7,168	4.0%	$ 10,751	6.0%
Tier 1 Capital (to Average Assets)	$ 23,187	8.1%	$ 11,380	4.0%	$ 14,226	5.0%
As of December 31, 2009:						
Total Capital (to Risk-Weighted Assets)	$ 26,721	13.5%	$ 15,878	8.0%	$ 19,848	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 24,228	12.2%	$ 7,939	4.0%	$ 11,909	6.0%
Tier 1 Capital (to Average Assets)	$ 24,228	8.3%	$ 11,709	4.0%	$ 14,637	5.0%

(14) Stockholders' Equity

Dividends paid by the Bank are the primary source of funds available to the Company for payment of dividends to its stockholders and for other working capital needs. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior year's net earnings, the ratio of equity capital to total assets, and other specific regulatory restrictions. At December 31, 2010, no dividends could be declared without regulatory approval.

(15) Fair Value Disclosures

Fair Value Measurements

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale and loans held for sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as impaired loans and foreclosed property

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

(15) Fair Value Disclosures, continued

Level 3 – Generated from model-based techniques that use at least one significant assumption based on unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Securities Available-for-Sale: Securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Loans Held for Sale: Loans held for sale are carried at the lower of cost or fair value. The fair value of loans held for sale is based on what secondary markets are currently offering for loans with similar characteristics. As such, management classifies loans subjected to recurring fair value adjustments as Level 2.

Impaired Loans: Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures its impairment. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2010, substantially all of the impaired loans were evaluated based on the fair value of the collateral. Impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3.

(15) Fair Value Disclosures, continued

Other Real Estate: Other real estate is adjusted to fair value upon transfer of the loans to other real estate. Subsequently, other real estate is carried at the lower of cost or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price, the Company records the foreclosed asset as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the other real estate as nonrecurring Level 3.

The tables below presents the Company's assets measured at fair value on a recurring basis as of December 31, 2010 and 2009, aggregated by the level in the fair value hierarchy within which those measurements fall.

	Balance at December 31, 2010 (In thousands)	(Level 1)	(Level 2)	(Level 3)
Securities	$ 73,998	$ -	$ 69,051	$ 4,947
Loans held for sale	$ 311	$ -	$ 311	$ -

	Balance at December 31, 2009 (In thousands)	(Level 1)	(Level 2)	(Level 3)
Securities	$ 66,903	$ -	$ 65,989	$ 914

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the consolidated balance sheet using significant unobservable (Level 3) inputs for the years ended December 31, 2010 and 2009.

	2010	2009
	(In Thousands)	
Securities		
Beginning balance	$ 914	$ 982
Unrealized losses included in other comprehensive income (loss)	(7)	(68)
Purchases	4,040	-
	$ 4,947	$ 914

(15) Fair Value Disclosures, continued

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis. These include assets that are measured at the lower of cost or fair value. The table below presents the Company's assets measured at fair value on a nonrecurring basis as of December 31, 2010 and 2009, aggregated by the level in the fair value hierarchy within which those measurements fall.

	Balance at December 31, 2010 (In thousands)	(Level 1)	(Level 2)	(Level 3)	Total Losses
Impaired loans	$ 9,505	$ -	$ -	$ 9,505	$ 2,638
Other real estate	2,669	-	-	2,669	1,058

	Balance at December 31, 2009 (In thousands)	(Level 1)	(Level 2)	(Level 3)	Total Losses
Impaired loans	$ 11,900	$ -	$ -	$ 11,900	$ 1,661
Other real estate	4,356	-	-	4,356	566

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents
For cash and due from banks, the carrying amount is a reasonable estimate of fair value.

Investment Securities Available for Sale
Fair values for investment securities are based on quoted market prices.

Restricted Equity Securities
The carrying amount of restricted equity securities approximates fair value.

(15) Fair Value Disclosures, continued

Loans and Loans Held for Sale

The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value. The fair value of impaired loans is estimated based on discounted contractual cash flows or underlying collateral value, where applicable. Loans held for sale are valued based on the current price at which these loans could be sold into the secondary market.

Deposits and Securities Sold Under Repurchase Agreements

The fair value of demand deposits, interest-bearing demand deposits, savings, and securities sold under repurchase agreements is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Commitments to Extend Credit and Standby Letters of Credit

Commitments to extend credit and standby letters of credit are generally short-term and carry variable interest rates. Therefore, both the carrying value and estimated fair value associated with these instruments are immaterial.

The estimated fair values of the Company's financial instruments as of December 31, 2010 and 2009 are as follows:

		2010		2009	
		Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
		(In thousands)			
Assets:					
Cash and cash equivalents	$	29,959	29,959	24,736	24,736
Investment securities	$	73,998	73,998	66,903	66,903
Restricted equity securities	$	556	556	556	556
Loans held for sale	$	311	311	-	-
Loans, net	$	159,454	159,216	176,340	174,696
Liabilities:					
Deposits and securities sold under repurchase agreement	$	255,942	255,964	260,256	260,651

(16) Other Operating Income and Expenses

Components of other operating income and expenses which are greater than 1% of interest income and other income are as follows:

		2010	2009
Other Income			
Income and fees from ATM's	$	570,538	505,990
Commissions on investment services	$	359,683	257,564
Other Expenses			
FDIC insurance assessment expense	$	836,115	906,445
Professional fees	$	345,890	370,352
ATM process and settlement charges	$	358,159	351,889
Other real estate expenses	$	459,320	813,290

(17) Oconee Financial Corporation (Parent Company Only) Financial Information

Balance Sheets
December 31, 2010 and 2009

		2010	2009
Assets			
Cash	$	15,437	70,519
Investment in subsidiary		22,853,425	24,569,959
Other assets		66,040	45,135
	$	22,934,902	24,685,613
Liabilities and Stockholders' Equity			
Stockholders' equity	$	22,934,902	24,685,613

(17) Oconee Financial Corporation (Parent Company Only) Financial Information, continued

Statements of Operations
For the Years Ended December 31, 2010 and 2009

	2010	2009
Other expenses	$ 55,082	$ 97,346
Loss before income tax benefit and equity in undistributed loss of subsidiary	(55,082)	(97,346)
Income tax benefit	20,905	36,953
Loss before equity in undistributed loss of subsidiary	(34,177)	(60,393)
Equity in undistributed loss of subsidiary	(1,040,818)	(1,139,316)
Net loss	$ (1,074,995)	$ (1,199,709)

(17) Oconee Financial Corporation (Parent Company Only) Financial Information, continued

Statements of Cash Flows
For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net loss	$ (1,074,995)	(1,199,709)
Adjustments to reconcile net loss to net cash used in operating activities:		
Equity in undistributed loss of subsidiary	1,040,818	1,139,316
Change in:		
Other assets	(20,905)	(36,953)
Net cash used in operating activities	(55,082)	(97,346)
Change in cash	(55,082)	(97,346)
Cash at beginning of year	70,519	167,865
Cash at end of year	$ 15,437	70,519

CORPORATE PROFILE

Oconee Financial Corporation ("Oconee"), a registered bank holding company, was incorporated under the laws of Georgia in 1998 and commenced operations by acquiring 100% of the outstanding shares of Oconee State Bank (the "Bank") effective January 1, 1999. Oconee is the Bank's successor issuer after the aforementioned acquisition. All of Oconee's activities are currently conducted by the Bank, its wholly-owned subsidiary, which was incorporated under the laws of Georgia in 1959 and opened its doors for business in Watkinsville, Georgia on February 1, 1960. The Bank's executive offices are located at 35 North Main Street, Watkinsville, Georgia 30677. At December 31, 2010, Oconee's total assets were $279,368,428 with shareholder's equity of $22,934,902.

At December 31, 2010, Oconee had 714 shareholders of record holding 899,815 shares of Oconee's issued and outstanding common stock, $2.00 par value. At the present time, there is no established public trading market for Oconee's common stock. Management is aware of 5 trades of stock in 2010, aggregating 1,000 shares in blocks ranging from 20 shares to 560 shares at prices ranging from $30.00 to $33.34 per share. Management is aware of 5 trades of stock in 2010, aggregating 1,000 shares in blocks ranging from 20 shares to 560 shares at prices ranging from $30 .00 to $33 .34 per share.

Oconee did not declare a cash dividend to its shareholders in 2010 or 2009. The amount and frequency of dividends is determined by Oconee's Board of Directors in light of earnings, capital requirements, the financial condition of the Bank, and any regulatory restrictions placed upon the Bank that would prohibit payment of dividends.

The Bank is a community oriented full-service commercial bank, located in Oconee and Athens-Clarke County, Georgia, with five full-service banking offices. In addition to the main office in Watkinsville, the Bank has a branch in Bogart, located on U.S. Highway 78 at Mars Hill Road; a branch located on Experiment Station Road, which serves the Butler's Crossing community; a branch in the Fortson, Bentley and Griffin Building on Daniell's Bridge Road; and an in-store branch in the East Athens Walmart Supercenter located on Lexington Road in Athens. In addition to these branch locations, the Bank also has six automated teller machines located at various locations within Oconee and Athens-Clarke County. The Bank is committed to providing a full range of financial products and services for consumers and businesses in Oconee and surrounding counties.


W
E


1960
2010
OCONEE STATE BANK
50 YEARS of EXCEPTIONAL SERVICE

COMMUNITY CORNERSTONE: 50 YEARS ON MAIN STREET

Picture Oconee County in 1960. There were no traffic lights. Four-lane roads were unheard of, and most streets were unpaved. Family farms dotted the rural landscape. Entrepreneurial citizens often worked the land and held side jobs in one of the county's small commercial hubs, Watkinsville or Bogart. Subdivisions, parkways, golf courses, and grocery stores were still decades away.

The atmosphere was ripe for growth, but capital was difficult to find. Options for borrowing to build a home or start a business – or even access to regular banking services – were limited unless one traveled to Athens, where Oconee residents were met with unfamiliar bankers.

That's why a group of Oconee County leaders decided to add a crucial ingredient for Oconee County's success: Oconee State Bank. Since its founding, the bank has employed local people and served local business owners, residents and farmers with its signature "friendly service." Much of the prosperity of Oconee County can be traced back to the doors of Oconee State Bank.

Today, Oconee State Bank employs 90 associates in five branches and an operations center in Oconee and Athens-Clarke counties. Customers include residents from across Northeast Georgia, and the bank is one of Oconee County's largest employers.

While Oconee State Bank still provides the personal touch and relationship banking that was the hallmark of its founding, its services – and access to them – have expanded in ways its founders couldn't have imagined. Today, services range from mortgage and personal loans, financial planning and advisory services, commercial lending, equity lines, business banking and certificates of deposits, to a variety of deposit accounts, including checking and savings accounts. Customers have access to accounts via ATMs, online banking and most recently, mobile banking.

Oconee residents also know they can count on Oconee State Bank to give back to the community. Through the years, the bank has been involved with almost every significant community undertaking, including the sponsorship of countless community events, charitable organizations, educational programs and sports teams.

When you need a bank you can count on, visit one of our branches in downtown Watkinsville, Bogart, Butler's Crossing, University Parkway, or Wal-mart in East Athens – or at www.oconeestatebank.com. A team of customer service representatives, tellers, lenders, advisors, and bankers are available for any financial service needs. We give you our word that we will honor the same promise we have had the past 50 years: your questions will be answered, service will be friendly and prompt, and your transactions will be handled with the utmost accuracy and confidence. After all, our founders envisioned a community bank that residents could count on, and that's still what we are today.



(Pictured from left to right)
Guy Borden, served as Cashier from 1960 until 1968. He coined Oconee State Bank's motto, "The Bank of Friendly Service."
C. G. Hardigree, Sr., served as Chairman of the Board of Directors and President from 1960 until 1966.
Hubert M. Wells, served as Chairman of the Board of Directors and President from 1966 until 1979.
H. Mell Wells, served as Chairman of the Board of Directors and President from 1979 until 1986.
Frank E. Stancil, Sr., served as Chairman of the Board of Directors from 1989 until 1997.

(Not pictured)
Paul W. Head, served as Chairman of the Board of Directors from 1986 until 1989 and President & CEO from 1986 until 1994.
B. Amrey Harden, served as President & CEO from 1994 until present.
Douglas D. Dickens, served as Chairman of the Board of Directors from 1997 until present.











2010 YEAR IN REVIEW

Oconee State Bank celebrated the 10th Anniversary of its Walmart Branch opening on January 26. Over the past 10 years, this branch has served our many customers in the Athens-Clarke community.

On February 1, we celebrated 50 years of friendly service with light refreshments and a special visual retrospective of the Bank's history at our Main Office location in downtown Watkinsville. As a thank you to our customers, we gave away fifty dollars every fifty minutes past the hour.

On March 2, employees read books to elementary school students honoring Dr. Suess' birthday. In addition, bank employees and customers raised funds in support of March of Dimes.

In honor of our 50th Anniversary and Earth Day, we donated 50 trees to the first 50 cars that participated in our Annual Community Shred Day on April 17. Also in April, the Bank published a cookbook with over 300 recipes from employees, customers and others within our local community. Proceeds from the sale of this cookbook were contributed to support the American Cancer Society's Relay for Life in Oconee County.

On May 15, we hosted a pet portrait session for man's best friend at our Every Dog Has Its Day event to benefit our local Animal Shelter. Oconee State Bank donated $500 to the Oconee County Animal Shelter.

Employees of the Bank participated in an Employee Build Day for the Athens Area Habitat for Humanity on June 12. Working to help build Habitat houses has been an annual event for bank employees over the past four years.

During the month of July, Oconee State Bank employees provided dinner at the Athens Area Homeless Shelter and served dinner at the Athens Soup Kitchen.

Children of all ages joined us under the midway for a special Oconee State Bank Kids Carnival on August 14. Participants tested their brawn and brains at carnival games as they earned prizes for their feats of strength and cunning...some even scored tips on smart spending and saving from our fortune teller.

As a way to honor our troops, the employees of Oconee State Bank adopted Military Heroes and mailed 29 care packages during the month of September to servicemen and servicewomen who fight for our nation's freedom everyday.

In October, Oconee State Bank and Shred-X Corporation hosted another Community Shred Day in which we accepted donations to the Susan G. Komen for the Cure of breast cancer.

Oconee State Bank participated in First Friday for November in which participants made their own Thanksgiving headband, turkey hat or pilgrim hat. Oconee State Bank employees participated in Family Volunteer Day on November 20 and served dinner at the Athens Soup Kitchen.

Employees made homemade hot chocolate and served it to our community at the Annual Christmas Tree Lighting in downtown Watkinsville. During the month of December, the employees of Oconee State Bank adopted angels from the Salvation Army and provided holidays gifts to those in need over the holiday season. In addition, children joined us in their pajamas for milk and cookies with Santa Claus and enjoyed Christmas storytelling with Mrs. Claus on December 18.











INVESTING IN OUR COMMUNITY

For over 50 years, Oconee State Bank has invested in this community, because it's more than where we live and work – it's part of who we are. We support a wide range of community causes, from education and the arts to healthcare and charitable organizations because we take being a community bank seriously. These investments offer unmatched returns: a strong, thriving community.

For a bank that acts more like a neighbor than an institution, count on us.


THE SALVATION ARMY
DOING THE MOST GOOD


9
10



COUNT ON US TO LEND A HAND

The following list includes a sampling of organizations in which the Bank and its employees has supported either through their time or financial contributions over the past year.

4-H
Adopt-A-Class
American Cancer Society
American Diabetes Association
American Heart Association
American Red Cross
Animal Shelter
Area Churches Together Serving (ACTS)
Athens Area Homeless Shelter
Athens Chamber of Commerce
Athens Land Trust
Athens Regional Foundation
Athens Soup Kitchen
Boy Scouts
Butterfly Dreams
Children's Miracle Network
Covenant Care Services
Department of Family & Children Services
Extra Special People
Fellowship of Christian Athletes
Future Farmers of America (FFA)
Gainesville College Foundation
Georgia Council on Economic Education
Girl Scouts
Habitat for Humanity
Jan Hester Memorial Scholarship
March of Dimes
M & K Foundation
Oconee County Board of Education
Oconee County Chamber of Commerce
Oconee County Civitan
Oconee County Recreation Department
Oconee Cultural Arts Foundation
Oconee Lions Club
Oconee River Soil Conservation
Partners in Education
Susan G. Komen for the Cure
The Salvation Army
United Way
Watkinsville Trade & Tourism Assoc.
Wee Read
YMCA




Oconee State Bank



BOARD OF DIRECTORS

(Pictured from left to right)



G. Robert Bishop, Retired, Georgia Department of Natural Resources
Ann B. Powers, Retired, Educator
J. Albert Hale, Sr., Owner, Hale's Dairy
Jerry K. Wages, Senior Executive Vice President, Oconee State Bank
B. Amrey Harden, President & Chief Executive Officer, Oconee State Bank
Virginia S. Wells, Vice Chairperson, President & Chief Executive Officer, Wells & Company Realtors, Inc.
Henry C. Maxey, President, Maxey Brothers, Inc.
Tom F. Wilson, Executive Vice President & Chief Loan Officer, Oconee State Bank
Douglas D. Dickens, Chairman, President, Dickens Farms, Inc.
Jimmy L. Christopher, Certified Public Accountant

OFFICERS

John D. Barnes
Sara D. Brady
Kevin S. Brodrick
R. Alan Brown
Ned E. Butler
Cristi J. Donahue
L. Wayne Faglier
Shannon L. Gailey
Kristi O. Greer
Deesha M. Hagwood
Rebekah L. Hammond
B. Amrey Harden
Wendy E. Holland
R. Phillip Jackson
T. Hal Jackson
India D. Landrum
Kerrie N. Loomis
Robert A. Matthews
L. Erin McElroy
Kerry E. McKinnon
Nelson Pavao
Jarrod V. Prickett
Marisa M. Reynolds
Sandi L. Riddling
Steven A. Rogers
Elizabeth C. Rutledge
Jolie M. Sims
Sara S. Story
E. Vernon Tanner
Jerry K. Wages
Kellie A. Ward
Tim A. Watson
Tom F. Wilson

EMPLOYEES

Herbert Adams
Thomas Adams
Elaine Allen
Janet Bischoff
Diane Branch
Kim Carey
Annette Caswell
Tammy Cheek
Cathy Clark
Ashley Coley
Candice Cowart
Rhonda Crockford
Rebecca Crowe
Linda Culp
Lottie Davenport
Nadine Dillard
Ben Dyer
Janis Edwards
Michelle Ezzard
Gilma Figueroa
Joan Frazier
Kim Golden
Dana Gray
Brittany Haggard
Bonnie Hayes
Sandi Hembree
Felicia Huff
Hailey Hunter
Kristen Kacmar
Alyssa Lord
Holly Jackson
Derek Luis
Marianne McCarty
Jamie McFalls
Calli Morehead
Alex Nevels
Wanda Odom
Jill Patat
Lacey Paul
David Phlegar
Haley Reed
Jennifer Rudd
Marianne Scott
Thelma Seals
Angie Shaw
Aimee Shelnutt
Rebecca Soto
Alaina Shriver
Amber Smith
Carla Smith
Sarah Kate Stone
Christa Thompson
Gwen Wilkes
Ashley Wright
Stephanie Wright
Chris Yarbrough
Joelle Yarbrough

VISION, MISSION AND CUSTOMER VALUE PROPOSITION STATEMENTS

Vision Statement
To be the Bank of Choice providing long-term stability and value to our community, customers, employees, and stockholders as a high performing, independent community bank

Mission Statement
To serve our communities by providing quality financial products and services in a friendly and competent manner

Customer Value Proposition
We recognize that we must effectively and efficiently employ human and physical resources that ensure personalized, responsive service to our customers by providing:

- *Honesty and integrity in relationships*
- *Service that exceeds customer expectations*
- *Competent and professional employees*
- *A complete menu of banking services*
- *A safe and convenient place to bank*
- *Local decision making*

SHAREHOLDER INFORMATION

Annual Meeting
Monday, May 2, 2011
Registration & Refreshments - 4:30 PM
Business Session - 5:00 PM
Oconee State Bank
H. Mell Wells Operations Center
7920 Macon Highway
Watkinsville, Georgia 30677

Independent Registered Public Accounting Firm
Mauldin & Jenkins, LLC
Certified Public Accountants
200 Galleria Parkway, S.E.
Suite 1700
Atlanta, Georgia 30339-5946

Investor Relations
Jerry K. Wages
Senior Executive Vice President
Oconee Financial Corporation
Post Office Box 205
Watkinsville, Georgia 30677

Oconee Financial Corporation
35 N. Main Street
Post Office Box 205
Watkinsville, Georgia 30677
Telephone: (706) 769-6611
Facsimile: (706) 583-3878
Website: www.oconeestatebank.com

Transfer Agent
Oconee State Bank
7920 Macon Highway
Post Office Box 205
Watkinsville, Georgia 30677
Telephone: (706) 769-6611
Facsimile: (706) 583-3878

Form 10-K
A copy of the Corporation's Annual Report on Form 10-K, filed with the U.S. Securities and Exchange Commission, is available to each shareholder without charge upon written request to:

Jerry K. Wages
Senior Executive Vice President
Oconee Financial Corporation
Post Office Box 205
Watkinsville, Georgia 30677


W
E



www.oconeestatebank.com



Oconee Financial Corporation

Post Office Box 205 | Watkinsville, Georgia 30677

706.769.6611 | www.oconeestatebank.com